UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2021

The Emancipation Fund Initiative LLC

(Exact name of registrant as specified in its charter)

Commission File Number:     024-11399

Texas	85-0866286
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5330 Griggs Road #D107 Houston, TX	77021
(Address of principal executive offices)	(Zip Code)

(832) 974 – 0024
Registrant’s telephone number, including area code

Promissory Notes
(Title of each class of securities issued pursuant to Regulation A)

SEMI-ANNUAL REPORT DATED SEPTEMBER 30, 2021

THE EMANCIPATION FUND INITIATIVE LLC

5330 GRIGGS ROAD #D107

HOUSTON, TX 77021

REPLACINGTHEBANK.COM

In this Semi-Annual Report, the terms “we” or “the Company” refer to The Emancipation Fund Initiative LLC.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results.

Operating Results

During the first 6 months of raising capital substantial progress has been made and all current projects/properties are on track with minimal delays. Due to the nature of the Company’s business, it is normal for minimal revenue to have been generated at this time. Most projects take 6-8 months to complete and sell or refinance. The expenses incurred thus far are standard and consist of property acquisition, construction cost, renovation cost, professional services, and utilities.

As of June 30, 2021, the Company had not finished constructing any projects. Two new construction multi-family projects were 80% complete as of this date. As of June 30, 2021, three other new construction multi-family projects were in the permitting phase. Construction on these latter projects began after the reporting period.

In addition to the Company’s new construction projects, the Company also acquired several existing properties: a 5 unit multi-family property that is undergoing renovation (renovation 90% complete as of June 30, 2021), a 12 unit apartment building that is undergoing renovation (renovation 25% complete as of June 30, 2021), and approximately 1.5 acres of land which the Company plans to develop into 8-10 new construction units. The land is currently in the planning and replatting phase.

Liquidity and Capital Resources – For the Six Months Ending June 30, 2021

As of December 31, 2020, the Company’s had cash and cash equivalents of $16,877

As of June 30, 2021, the Company has sold approximately $2.16 million in principal amount of promissory notes (“Notes”).

We are continuing to raise capital through the sale of Notes. If we are able to sell Notes at the same pace as in the first six months of 2021, we believe that the capital provided through such Notes plus our current cash balance will be sufficient for the Company to continue its business of acquiring land, building houses, and renting or leasing those houses.

At the end of this reporting period, the Company has $346,002 in cash reserves which is enough to continue construction of current projects without having to pause construction or planned improvements. At this time there are no deficiencies in liquidity.

Trend Information

The current housing market in Houston has increased the demand for housing in our area. Inventory has remained low which has improved sales prices and home values year over year. Properties like the ones that the Company is currently constructing and have in our pipeline sold for $275,000 last year. This year that same property could sell for $320,000 based on current comparable sales. Some of our construction costs have increased but not enough to absorb the contingencies that are already in place in our budget.

ITEM 2. OTHER INFORMATION

Not applicable.

ITEM 3. FINANCIAL STATEMENTS

Emancipation Fund Initiative

SEMI-ANNUAL CONSOLIDATED BALANCE SHEET

June 30, 2021

Assets
Cash and cash equivalents	346,002
Total current assets	346,002

Real estate owned, net (1)	2,005,000
Total fixed assets	2,005,000

Total assets	2,351,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	(1)

Note Payable (2)	2,503,662
Total current other liabilities	2,503,662

Total liabilities	2,503,661

Total shareholders’ equity	(152,659)
Total liabilities and shareholders’ equity	2,351,002

(1)	Real estate owned, net represent residential property purchased by Emancipation Fund Initiative and renovations currently in the works.
(2)	Note Payables are current investors contribution to Emancipation Fund Initiative and monthly earned interest due 1 year from original investment to investors.

Emancipation Fund Initiative

SEMI-ANNUAL CONSOLIDATED STATEMENTS OF OPERATION

June 30, 2021

INVESTMENT INCOME
Interest	-

Total investment income	-

EXPENSES
Advertising and marketing	53
Bank charges & fees	990
Insurance	2,474
Interest (1)	(135)
Legal & professional services	2,999
Office supplies & software	1,231
Postage & delivery	370

Total expenses	7,982

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS
Net unrealized loss from investment (2)	(170,729)
Net unrealized gain from rental property (3)	475

Net loss from investments	(170,254)

NET LOSS	(178,235)

(1)	Emancipation Initiative Fund received rewards from American Express for purchases which is reflected in Interest expense has a negative amount.
(2)	Net unrealized loss from investment is the calculation of earned interest expected to be paid 1 year after initial investment.
(3)	Net unrealized gain from rental property is paid rental expense deducted from received rental income.

Emancipation Fund Initiative

SEMI-ANNUAL CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

June 30, 2021

Shareholder equity, beginning of period	-

Capital contribution	25,576

Capital distribution	-

Allocation of net loss
Net unrealized loss from investment	(170,729)
Net unrealized gain from rental property	475
Net loss from investments	(170,254)

Net loss	(178,235)

Shareholder equity, end of period	(152,659)

Emancipation Fund Initiative

SEMI-ANNUAL CONSOLIDATED STATEMENTS OF CASH FLLOWS

June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(178,235)

Adjustments to reconcile net income to net cash flows from operating activities
Credit cards:	(1)
Note payables	2,503,662
Total adjustments to reconcile net loss to net cash flows from operating activities	2,503,661

Net cash provided by (used in) operating activities	2,325,426

CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchase of real estate	(2,005,000)

Net cash provided by (used in) investing activities	(2,005,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	-
Shareholder contribution	25,576
Net proceeds from issuance of shares	-
Repayment of debt	-

Net cash provided by (used in) financing activities	25,576

Net cash flows	346,002

Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of the period	346,002

INDEX TO EXHIBITS

2.1	Certificate of Formation (1)

2.3	Limited Liability Company Agreement (1)

4.1	Subscription Agreement and Investor Questionnaire (1)

4.2	Form of Promissory Note (1)

(1) Filed as an exhibit to the Company’s Offering Statement on Form 1-A (Commission File No. 024-11399) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE EMANCIPATION FUND INITIATIVE LLC

By:	/s/ Brittney Rogers
Brittney Rogers Managing Member
Date: September 30, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Brittney Rogers
Brittney Rogers
Managing Member
Date: September 30, 2021